

PROSPECTUS

May 1, 2002

Mosaic
Focus Fund

focus fund

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

MOSAIC FUNDS

www.mosaicfunds.com

Table of Contents

Risk/Return Summary: Investments, Risks and Performance

Fund Investment Objectives/Goals

The objective of Mosaic Focus Fund (the "Fund") is long-term growth of capital.

Principal Investment Strategies of the Fund

We believe that capital growth can best be achieved through investing primarily in the common stock of established growth companies whose true prospects are underappreciated by the market. The Fund will normally invest in a portfolio of 12-18 securities.

We select companies that we believe show steady, sustainable growth and reasonable valuation, rather than "hot" stocks or "trendy" growth companies with high share prices. Instead, we will invest in the stocks of issuers that we believe have a blend of both value and growth potential: What we call "GARP" for "growth at a reasonable price."

Principal Risks of Investing in the Fund

Market Risks

The share price of the Fund reflects the value of the securities it holds. If a stock's price falls, the share price of the Fund will go down (unless another stock's price rises by an offsetting amount). If the Fund's share price falls below the price you paid for your shares, you could lose money when you redeem your shares.

Risks Associated With a Non-Diversified Mutual Fund Investment

The Fund will typically be invested in the common stock of 12 to 18 companies and will represent a "non-diversified" portfolio as that term is understood under the Investment Company Act of 1940. As a result, you can expect the overall volatility of the Fund's share price to be greater than that of a comparable "diversified" mutual fund. This is because the Fund may invest more than 5% of its total assets in a single company. The appreciation or depreciation of such a security will have a greater impact on the net asset value of the Fund.

Potential Merger

On April 24, 2002, the Fund's Trustees recommended the Fund's shareholders approve the Fund's merger with Mosaic's "Investors Fund," a diversified mutual fund with identical investment objectives/goals as the Fund.

Risk/Return Bar Chart and Performance Table

The following gives some indication of the risks of an investment in the Fund by comparing the Fund's performance from year to year for the life of the Fund. After the bar chart is a table that compares the Fund's returns with those of a broad measure of market performance. Included in the table are after-tax returns that are not relevant to you if you hold your shares through a tax-deferred arrangement, such as an individual retirement account or 401(k) plan. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after tax returns depend on your tax situation and may differ from those shown. Remember, however, that how the Fund performed in the past (before and after taxes) is not necessarily an indication of how it will perform in the future.



During the period shown in the bar chart, the highest return for a quarter was 25.12% (quarter ending December 31, 1998) and the lowest return for a quarter was –13.18% (quarter ending September 30, 2001).

Average Annual Total Returns (for the period ending December 31, 2001)		
	Past One Year	Since Inception Dec. 31, 1997
Return before taxes	-9.27%	7.43%
Return after taxes on distributions	-11.48%	5.49%
Return after taxes on distribution and sale of Fund shares	-5.63%	5.19%
S&P 500 Index*	-11.88%	5.66%

*The S&P 500 is the Standard & Poor's Composite Index of 500 Stocks, a widely recognized, unmanaged index of common stock prices.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases. . . . . None
Maximum Deferred Sales Charge (Load) price) . . . . None
Redemption Fee . . . . None
Exchange Fee . . . . None

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)

Management Fee 0.75%
Distribution (12b-1) Fees . . . . None
Other Expenses 0.50%
Total Annual Fund Operating Expenses 1.25%

Example:
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$127	$397	$686	$1,511

Additional fees and transaction charges described in Mosaic's "Guide to Doing Business", if applicable, will increase the level of expenses that can be incurred. (For example, fees are charged for certain wire transfers, stop payments on checks, bounced investment checks, and retirement plans).

Investment Objectives

The investment objective of the Fund is long-term growth of capital. We believe that capital growth can best be achieved through investing in larger, well-established growth companies whose true prospects are underappreciated by the market. The Fund seeks to achieve its objective by investing primarily in common stocks.

The Fund's investment objective may be changed without shareholder approval. Shareholders will, however, receive prior written notice of any material change. Of course, there can be no assurance that the Fund's investment objective will be achieved.

An investment in the Fund should be considered a long-term investment. The Fund is not designed to meet short-term financial needs. Likewise, the Fund is not intended to provide a complete or balanced investment program.

Implementation of Investment Objectives

The Fund seeks to achieve its objective by investing in common stocks.

How many companies will the Fund hold?

We will focus on a relatively limited number of companies (generally 18 or less). The Fund will employ a focused investment strategy that has the potential to produce higher returns than an investment strategy calling for investment in a larger number of securities.

As a "non-diversified" fund, the Fund is not limited under the Investment Company Act of 1940 in the percentage of its assets that it may invest in any one company. However, there are a number of limits on the extent to which the Fund can invest a single company.

First, no single company will exceed 25% of the Fund's assets. This is because we operate the Fund so that no single industry exceeds 25% of the Fund.

Second, we intend to comply with diversification standards necessary to have the Fund classified as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code").

The Code requires that at the close of each tax quarter, with respect to at least half (50%) of the value of the Fund's total assets that (a) not more than 5% of the Fund's total assets is invested in the securities of any one issuer, and (b) the amount of securities owned by the Fund does not represent more than 10% of the outstanding voting securities of an issuer. The Code also requires that the Fund as a whole may not have more than 25% of its total assets invested in the securities of any one issuer. The Fund will meet the diversification requirements of the Code by investing in certain (1) cash and cash equivalents (including receivables) and (2) U.S. Government securities.

Example: Suppose the Fund holds stock in 15 companies. A simplified example of the concentration of the Fund that meets Code diversification requirements would be: 5 companies each representing about 10% of the Fund and 10 companies each representing about 5% of the Fund.

How do we select companies for the Fund?

We screen for both growth and value when seeking prospects for the Fund. We look for a pattern of consistent, sustainable earnings growth. We compare the valuation of the stock, based on the projected growth rate of the company's earnings, to the market in general (looking for an attractive ratio between growth and price) and to the company's historic valuations. Our goal is to acquire companies when they are at the low end of their historical valuations. By avoiding overpriced issues, we attempt to avoid the most volatile and risky segments of the market. Instead, we will invest in the stocks of issuers that we believe have a blend of both value and growth potential: What we call "GARP" for "growth at a reasonable price."

The common stocks selected will typically be traded on a national securities exchange or over-the-counter in the NASDAQ system. Such stocks will primarily include securities of large, known companies, but may also include smaller, less well-known companies.

The Fund may also purchase convertible bonds and convertible preferred stocks. These securities are convertible into common stocks and have equity characteristics. Convertible bonds are convertible into a specific number of shares of common stock of the issuer either at any time or, more commonly, at a specific future date at a pre-determined price per share of common stock. We anticipate that convertible securities will represent less than 25% of the Fund's portfolio.

Why do we sell stocks in the Fund?

We sell stocks for a number of reasons: (1) the valuation target we set for them is achieved; (2) earnings estimates are being materially lowered; or (3) other technical indicators suggest weakening position.

Does the Fund hold much cash?

In order to meet day to day shareholder transaction requirements, the Fund will hold a certain amount of cash. We will normally invest this cash overnight in a repurchase agreement. Repurchase agreements involve the sale of securities to a fund by a financial institution or securities dealer, simultaneous with an agreement by that seller to repurchase the securities at the same price, plus interest, at a later date. The Fund will limit the parties with which it will engage in repurchase agreements to those financial institutions and securities dealers that are deemed creditworthy pursuant to guidelines adopted by the Trust's Board of Trustees.

Can the Fund adopt a temporary defensive strategy?

If we determine that it would be appropriate to adopt a temporary defensive investment position by reducing exposure in the equity markets, up to 100 percent of the Fund could be invested in short-term, fixed-income investments. To the extent more than 35% of the Fund is so invested, it would not be invested in accordance with policies designed to achieve its stated investment objective. The Fund may also invest in options or futures contracts as a temporary defensive position.

Principal Risks

Market Risks

The Fund's holdings will be subject to the economic, business and market risks associated with common stock investment. As a result, your investment in the Fund, when redeemed, may be worth more or less than the price you originally paid for it.

In the event the Fund experiences more redemptions than sales in any year, we may be required to sell securities in order to raise cash to meet the redemptions. Such sales may cause capital gains to be realized for tax purposes. Any such gains must be distributed among the remaining shareholders. (See "Taxes" below.)

Risks Associated with a Non-Diversified Mutual Fund Investment

You can expect the overall volatility of the Fund's share price to be greater than that of a comparable "diversified" mutual fund. This is because the Fund may invest more than 5% of its total assets in a single company. The appreciation or depreciation of such a security will have a greater impact on the net asset value of the Fund.

Potential Merger

If the shareholders of the Fund approve its merger with another diversified Mosaic equity mutual fund, the Fund's assets would no longer be managed and operated as described in this prospectus. Instead, any amounts invested in the Fund prior to the merger would be managed in the manner described by the prospectus of the surviving fund after the merger.

Management

The Advisor

We are Madison Mosaic, LLC, a wholly-owned subsidiary of Madison Investment Advisors, Inc., both located at 550 Science Drive, Madison, Wisconsin 53711 ("Madison"). We manage approximately $200 million in assets in the Mosaic family of mutual funds, which includes stock, bond and money market portfolios. Madison, a registered investment advisory firm since 1973, provides professional portfolio management services to a number of clients and has approximately $5 billion under management.

We are responsible for the day-to-day administration of the Fund's activities. Investment decisions regarding the Fund can be influenced in various manners by a number of individuals. All management decisions are the primary responsibility of Madison's investment policy committee. The investment policy committee is made up of the top officers and managers of Madison.

Compensation

Investment Advisory Fees. We receive a fee for our services under our Investment Advisory Agreement with the Fund. For the Fund's last fiscal year, the fee, payable monthly, was calculated as 0.75% of average daily net assets.

Other Expenses. Under a separate Services Agreement with the Fund, we provide or arrange to have all operational and other support services the Fund needs. We receive a fee calculated as a percentage of the average daily net assets of the Fund for these services. For the last fiscal year, this fee was set at 0.50%.

Pricing of Fund Shares

The price of a Fund share is based on its net asset value (or "NAV"). This equals the total daily value of the Fund's investments, minus its expenses and liabilities, divided by the total number of shares outstanding. The Fund's NAV is calculated at the close of the New York Stock Exchange each day that it is open for trading, normally 4:00 p.m. Eastern Time.

We use the market value of the securities in the Fund in order to determine NAV. We obtain the market value from one or more established pricing services.

When you purchase or redeem shares, your transaction will be priced based on the next calculation of NAV after your order is received in proper form. This may be higher, lower or the same as the NAV from the previous day.

Dividends and Distributions

The Fund's net income, if any, is declared as dividends and distributed to shareholders annually at the end of the year. Any net realized capital gains will also be paid to shareholders at least annually as capital gains distributions.

Distributions will be paid in the form of additional shares credited to your account, unless you elect in writing to receive dividend checks or payments by electronic funds transfer. (Please refer to Mosaic's "*Guide to Doing Business*" for more information about dividend distribution options.)

Taxes

Federal Tax Considerations

The Fund intends to distribute to shareholders 100 percent of its net income and net capital gains, if any. The capital gain distribution is determined as of October 31 each year.

All dividend and capital gain distributions, if any, will be taxable to you. In January each year, the Fund will send you an annual notice of dividends and other distributions paid during the prior year. Capital gains distributions can be taxed at different rates depending on the length of time the securities were held.

Because the share price of the Fund fluctuates, if you redeem shares, you will create a capital gain or loss that has tax consequences. It is your responsibility to calculate the cost basis of shares purchased. You must retain all statements received from the Fund to maintain accurate records of your investments.

An *exchange* of the Fund's shares for shares of another fund will be treated as a *sale* of the Fund's shares. As a result, any gain on the transaction may be subject to federal, state or local income tax.

If you do not provide a valid social security or tax identification number, you may be subject to federal withholding at a rate of 31% of dividends and any capital gain distributions. Any fine assessed against the Fund that results from your failure to provide a valid social security or tax identification number will be charged to your account.

State and Local

At the federal as well as state and local levels, dividend income and capital gains are generally considered taxable income.

Financial Highlights

The following financial highlights table is intended to help you understand the Fund's financial performance for the past four years. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from financial statements audited by Deloitte & Touche LLP, whose report, dated February 8, 2002, along with the Fund's financial statements, are included in the annual report, which is available upon request.

| | For the Year Ended December 31, | | | |
	2001	2000	1999	1998
Net asset value beginning of year	$26.84	$25.38	$28.36	$21.09
Investment operations:				
Net investment income (loss)	0.03	(0.05)	(0.07)	0.03
Net realized and unrealized gain (loss) on securities	(2.49)	2.76	(2.22)	9.02
Total from investment operations	2.46	2.71	(2.29)	9.05
Less distributions:				
From net investment income	(0.03)	—	—	(0.10)
From net capital gains	(1.51)	(1.25)	(0.69)	(1.68)
Total distributions	(1.54	(1.25)	(0.69)	(1.78)
Net asset value, end of year	$22.84	$26.84	$25.38	$28.36
Total return (%)	(9.27)	10.70	(8.05)	44.23
Ratios and supplemental data				
Net assets, end of year (in thousands)	$3,258	$3,025	$3,720	$1,725
Ratio of expenses to average net assets (%)	1.25	1.25	1.25	1.25
Ratio of net investment income (loss) to average net assets (%)	0.10	(0.11)	(0.30)	0.15
Portfolio turnover (%)	91	89	140	112

Mosaic Focus Fund has a Statement of Additional Information (SAI) that includes additional information about Mosaic Focus Fund. Additional information about the Fund's investments is available in the Fund's annual and semi-annual reports to shareholders. In the Fund's annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the performance of the Fund during its last fiscal year. The SAI and the Fund's annual and semi-annual reports are available without charge by calling the Fund at 800-368-3195.

Information on how to purchase and sell shares in any Mosaic Fund is provided in a separate brochure entitled, "*Guide to Doing Business*." Mosaic's "*Guide to Doing Business*" is incorporated by reference into this prospectus.

Please call our shareholder service department if you have any questions about Mosaic Focus Fund or if you would like a copy of any written Fund information. Additional information is also available at the Mosaic Funds Internet Investment Center at http://www.mosaicfunds.com

Finally, you can review and copy information about Mosaic Focus Fund (including the SAI) at the SEC's Public Reference Room in Washington, DC. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Reports and other information about the Fund are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may also be obtained, upon payment of a duplicating fee, by electronic request at the following email address: public info@sec.gov, or by writing the SEC's Public Reference Section, Washington, DC 20549-0102.

TRANSFER AGENT

Mosaic Funds
c/o US Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701

www.mosaicfunds.com

TELEPHONE NUMBERS

Shareholder Service
Toll-free nationwide: 888-670-3600

Mosaic Tiles (24 hour automated information)
Toll-free nationwide: 800-336-3600

550 Science Drive
Madison, Wisconsin 53711

SEC File Number 811-07473